February 24, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Response dated February 3 2021

File No. 024-11020

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated February 17, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Response dated February 3, 2021

General

1.	We note your response to comment 1. Please provide your analysis to support your conclusions that few non-affiliates will accept the offer given the Company’s recent performance and that no contingent liability needs to be disclosed pursuant to ASC 450. Include within your response how you considered the guidance in ASC 450-20-50 regarding a reasonably possible loss and related disclosure requirements..

In support of the Company’s conclusion that few non-affiliates will accept its rescission offer, it must be noted that the Company’s net asset value per share, which is the same as its price per share, has increased every quarter from $10.00 per share to $11.07 per share, to $11.42 per share, to $12.01 per share, to $13.67 per share.

It should also be noted that the Company’s Open Redemption Program has been in full force and effect at all times since the offering commenced. In the fiscal year between January 1, 2020 and December 31, 2020, ten investors requested either a partial or full redemption. As of February 18, 2021, one investor has requested redemption in 2021.

Furthermore, each of these non-affiliates has purchased the shares subject to the rescission offer at a price between $11.07 and $12.01 per share. The average cost per share to these non-affiliates was $11.58 per share.

If any shareholder were to accept the rescission offer, his return would be between $11.07 and $12.01 per share, depending on the price per share at which he purchased his shares. In the event that the same shareholder was to simply request a withdrawal through the open redemption process, his shares would be bought back at the current price per share. The current price per share is $13.67. The open redemption process is spelled out in detail in the Offering Statement, and as a part of the Company’s Stock Purchase Agreement Document.

Table 1, below, illustrates the differences in the Return on Investment between the acceptance of the Rescission Offer and the returns provided through the Open Redemption Program.

TABLE 1	SAMPLE INVESTMENT OF $25,000
PURCHASE PRICE PER SHARE	SHARES PURCHASED	(A) - NET PROCEEDS FROM ACCEPTANCE OF RESCISSION OFFER	(B) - NET PROCEEDS FROM OPEN REDEMPTION PROGRAM (CURRENTLY $13.67 PER SHARE)	(B) MINUS (A) - CASH BENEFIT OF OPEN REDEMPTION PROGRAM VS. RESCISSION OFFER	% RETURN ON INVESTMENT (B) VS. (A)
$11.07	2,259	$25,000.00	$30,880.53	$5,880.53	23.52%
$11.42	2,190	$25,000.00	$29,937.30	$4,937.30	19.75%
$12.01	2,082	$25,000.00	$28,460.94	$3,460.94	13.84%

ASC 450-20-50 addresses disclosure requirements of contingent liabilities regarding reasonably possible losses, in this case, resulting from the rescission offer. Table A, below, illustrates the results of a hypothetical rescission offer accepted by every non-affiliated shareholder:

TABLE A

ASSUMPTION - ALL SHARES SOLD TO NON-AFFILIATES ARE RESCINDED/BOUGHT BACK

NET EQUITY 9/30/2020	$7,649,560.33
OUTSTANDING SHARES 9/30/2020	$559,775.00
NET EQUITY/OUTSTANDING SHARES (NET EQUITY PER SHARE)	$13.67
PRICE PER SHARE	$13.67	*NOTE - CURRENT PRICE PER SHARE
SHARES INCLUDED IN RESCISSION OFFER	100,149	*NOTE - INCLUDES SHARES HELD BY NON-AFFILIATES ONLY
CAPITAL RAISED FROM SALES OF SHARES INCLUDED IN RESCISSION OFFER	$1,159,827.37	*NOTE - INCLUDES SHARES HELD BY NON-AFFILIATES ONLY
AVERAGE PRICE PER SHARE IN RESCISSION OFFER	$11.58
REMAINING NET EQUITY AFTER ALL ELIGIBLE SHARES ARE BOUGHT BACK AND RETIRED	$6,489,732.96
REMAINING SHARES OUTSTANDING AFTER ALL SHARES ARE BOUGHT BACK AND RETIRED	459,626
NET ASSET VALUE PER SHARE AFTER ALL SHARES ARE BOUGHT BACK AND RETIRED	$14.12	*NOTE - THIS WOULD REPRESENT A GAIN, NOT A LOSS TO THE REMAINING OR PROSPECTIVE SHAREHOLDERS

In the event that the rescission offer was accepted by all non-affiliated shareholders, the net asset value per share would increase, not decrease, since the Company would be buying back shares and retiring them.  Clearly, the Company believes there is no reasonable possibility of a loss resulting from the rescission offer, and, therefore no disclosure requirement under ASC 450-20-50.

2.	We note your response to comment 2. Please revise your footnote disclosure to include a discussion of the error and the related impact on your financial statements.

The Company has revised the footnote disclosure as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609

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